Exhibit 3.1

SECOND AMENDMENT TO SECOND AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

OF

SENTIO HEALTHCARE PROPERTIES OP, L.P.

This SECOND AMENDMENT TO the SECOND AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT ( this “Amendment”) is made and entered into effective as of August 31, 2016 by and among Sentio Healthcare Properties, Inc., a Maryland corporation (the “General Partner”), Sentinel RE Investment Holdings LP, a Delaware limited partnership (“KKR”), and the other Persons party hereto from time to time and whose names are set forth on Exhibit A to the Second Amended and Restated Partnership Agreement dated as of August 5, 2013, as the same may be amended from time to time (the “Partnership Agreement”). Capitalized terms used but not defined herein will have the meanings ascribed to such terms in the Partnership Agreement.

WHEREAS, the parties previously entered into the Partnership Agreement to (i) acknowledge the contribution of the net proceeds received in consideration for the Series A Preferred REIT Shares by the General Partner to the Partnership in exchange for Series A Preferred Units, (ii) set forth the designations, preferences and other rights of the Series B Convertible Preferred Units, and (iii) provide for the issuance of Series B Convertible Preferred Units to the Series B Preferred Unit Recipient;

WHEREAS, the parties previously entered into that First Amendment to the Partnership Agreement dated as of December 22, 2014 to amend certain rights of the Series B Convertible Preferred Units in connection with the Third Amendment to the Securities Purchase Agreement dated December 22, 2014 by and among the General Partner, the Partnership and KKR;

WHEREAS, the parties now desire to further amend certain rights of the Series B Convertible Preferred Units in connection with that certain Participation Agreement dated August 31, 2016 among Red Capital Partners, LLC, Sentio Georgetown, LLC and Sentio Georgetown TRS, LLC;

NOW, THEREFORE, in consideration of the foregoing, of mutual covenants between the parties hereto, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Amendment to Article I. Pursuant to Article 12 of the Partnership Agreement, the parties hereby agree that the following defined term in Article I of the Partnership Agreement shall be amended as follows:

Blended Return means the weighted-average Priority Return Percentage applicable to Series B Convertible Preferred Units as calculated pursuant to Section 9.2(d)(iii)(A) hereof.

2. Amendment to Section 9.2(d)(iii)(A). Pursuant to Article 12 of the Partnership Agreement, the parties hereby agree that Section 9.2(d)(iii)(A) of the Partnership Agreement shall be amended and restated in its entirety to read as follows:

(A) A Priority Return Amount, payable in cash, at a Priority Return Percentage equal to 7.5 percent per annum of the Series B Liquidation Preference for each Series B Convertible Preferred Unit for which the Series B Preferred Unit Recipient has contributed cash, except that the Priority Return Amount will be equal to 6.0 percent per annum for (1) the initial 219,120 Series B Convertible Preferred Units issued in connection with the Georgetown Exercised Put Amount and (2) the additional 200,000 Series B Convertible Preferred Units issued in connection with the Georgetown Exercised Put Amount from the date of issuance through August 30, 2016. For the avoidance of doubt, beginning August 31, 2016, the Priority Return Percentage applicable to the additional 200,000 Series B Convertible Preferred Units issued in connection with the Georgetown Exercised Put Amount will be equal to 7.5 percent per annum. For the avoidance of doubt, the Securities Purchase Agreement contemplates that the Series B Preferred Unit Recipient may commit to contribute rather than contribute the full Exercise Put Amount on each Closing Date and upon such contribution or commitment may receive a number of Series B Preferred Units that reflect the full Exercise Put Amount (regardless of the cash contributed to the Partnership); however, at the Distribution Payment Date, the Priority Return Amount shall be calculated based solely on that portion of the Exercise Put Amount that has been funded; or

3. Limited Effect; No Modifications. This Agreement is effective as of the date first set forth above. The amendments set forth above shall be limited precisely as written and relate solely to the provisions of the Partnership Agreement in the manner and to the extent described above. Except as expressly set forth herein, nothing contained in this Amendment will be deemed or construed to amend, supplement or modify the Partnership Agreement or otherwise affect the rights and obligations of any party thereto, all of which remain in full force and effect.

4. Execution in Counterparts. This Amendment may be executed in several counterparts, each of which shall be deemed to be an original copy and all of which together shall constitute one and the same instrument binding on all parties hereto, notwithstanding that all parties shall not have signed the same counterpart.

IN WITNESS WHEREOF, the parties hereto have hereunder affixed their signatures to this Second Amendment to the Second Amended and Restated Limited Partnership, all as of the 31st day of August, 2016.

GENERAL PARTNER:

SENTIO HEALTHCARE PROPERTIES, INC.

By:	/s/ JOHN MARK RAMSEY
John Mark Ramsey
President and Chief Executive Officer

PREFERRED LIMITED PARTNER:

SENTINEL RE INVESTMENT HOLDINGS LP

By:	/s/ BILLY BUTCHER
Billy Butcher
Vice President